

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 5, 2017

John M. Gill
Chief Executive Officer
PharmAthene, Inc.
One Park Place
Annapolis, MD 21401

Re: PharmAthene, Inc.
Registration Statement on Form S-3
Filed March 30, 2017
File No. 333-217034

Dear Mr. Gill:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at (202) 551-3798 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Asim Grabowski-Shaikh
Dentons US LLP